Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

4 February 2008

[redacted]

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

08000681

SUPPL

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

{CW 00031168}

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

2 January 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 12,317 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00030661}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,317
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00030661}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12,317 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 January 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,414,209,732	Ordinary fully paid shares

{SLM 00030661}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,030,509	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{SLM 00030661}

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{SLM 00030661}

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{SLM 00030661}

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

{SLM 00030661}

+ See chapter 19 for defined terms.

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^+$securities should not be granted $^+$quotation.

- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^+$securities to be quoted, it has been provided at the time that we request that the $^+$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 January 2008
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{SLM 00030661}

+ See chapter 19 for defined terms.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

9 January 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 390,166 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00030693}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	390,166
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00030693}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	141,362 @ $0.00 per share 71,213 @ $3.91 71,213 @ $4.75 53,189 @ $5.30 53,189 @ $7.08
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 January 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,414,599,898	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,640,343	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{SLM 00030693}

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

{SLM 00030693}

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^+$securities should not be granted $^+$quotation.

- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^+$securities to be quoted, it has been provided at the time that we request that the $^+$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

{SLM 00030693}

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 January 2008
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Stock Exchange and Media Release
14 January 2008

Brambles

JAC NASSER RESIGNS AS NON-EXECUTIVE DIRECTOR OF BRAMBLES

Brambles announced today that Jac Nasser has resigned as a Non-executive Director, with immediate effect.

Mr Nasser is a Senior Partner of One Equity Partners, the private equity arm of JPMorgan Chase. One Equity Partners is an investor in a number of businesses and recently completed the acquisition of a company which manufactures, amongst other items, returnable plastic packaging and containers. This company is a supplier to Brambles' CHEP business.

The Chairman of Brambles, Don Argus, said that Mr Nasser had decided to resign as a Non-executive Director of Brambles to avoid any perceived potential conflict of interest.

Mr Argus said. "The Board has reluctantly accepted Jac's decision. I would like to thank Jac for his excellent contribution to the Brambles Board over the past four years, including his service on the Remuneration Committee and the Nominations Committee, and to wish him all the best for the future."

For further information please contact:

Michael Sharp, Vice President Corporate Affairs   +61 (0)2 92565255
+61 (0)439 470145 (mobile)

Brambles is globally headquartered in Australia

{CLV 00030717}

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

RECEIVED
2008 FEB 12 P 12:25

Brambles

14 January 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

Final Director's Interest Notice

In accordance with ASX Listing Rules 3.19A.3, we attach the Final Director's Interest Notice detailing the relevant interest in the securities of Brambles Limited held by Mr Jacques Nasser.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00030722}

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	JACQUES NASSER
Date of last notice	4 DECEMBER 2006
Date that director ceased to be director	14 JANUARY 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
100,000 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
	BXB NIL

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

{SLM 00030721}+ See chapter 19 for defined terms.

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 January 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

LODGEMENT OF CHANGE TO COMPANY DETAILS

Please find attached a Change to company details form 484 advising of the cancellation of 5,089,164 Brambles Limited shares pursuant to the buy-back of shares carried out on the ASX and LSE on the following dates:

19 December 2007	2,599,955
20 December 2007	2,489,209

This form was lodged with ASIC on 18 January 2008.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{LJC 00030746}

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
5

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
18/01/08
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
	see Annexure	
	marked A	

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

24/12/07
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure A of 1 page referred to in form 484.

Robert Gerrard
Secretary

Date: 18/01/2008

Share Class Code	Number of Shares Cancelled	Amount Paid (cash or otherwise) A$
ORD	2,599,955	30,458,992.82
ORD	2,489,209	28,883,287.71

{CW 00030747}

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 January 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 5,346 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,346
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,846 @ $8.20 per share 1,500 @ $6.09 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 January 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,414,605,244	Ordinary fully paid shares

{OWB 00012195}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,599,710	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{OWB 00012195}

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

{OWB 00012195}

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 January 2008
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{OWB 00012195}

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

21 January 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 46,180 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	46,180
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	46,180 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 January 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,414,651,424	Ordinary fully paid shares

{OWB 00012195}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,553,530	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{OWB 00012195}

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

{OWB 00012195}

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^{+}$securities to be quoted, it has been provided at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

{OWB 00012195}

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 January 2008
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{OWB 00012195}

+ See chapter 19 for defined terms.

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

29 January 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 1,282 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,282
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,282 @ $8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 January 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,414,652,706	Ordinary fully paid shares

{OWB 00012195}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,497,662	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

{OWB 00012195}

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 January 2008
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{OWB 00012195}

+ See chapter 19 for defined terms.

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

30 January 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

BRAMBLES STRENGTHENS TEAM TO ACCELERATE GROWTH

Attached is an announcement regarding the above.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{CLV 00031130}

BRAMBLES STRENGTHENS TEAM TO ACCELERATE GROWTH

Brambles today announced the appointment of the three new Group Presidents with responsibility for CHEP's worldwide operations, consistent with its new strategic direction for accelerated growth unveiled last year.

Tom Gorman, currently President of Ford Australia, has been appointed Group President, CHEP EMEA, covering Europe, the Middle East and Africa. He will join Brambles on 1 March 2008.

Kevin Shuba, currently President, CHEP USA, has been appointed Group President, CHEP Americas, covering the USA, Canada and Latin America.

Craig van der Laan, currently Brambles' Senior Vice President - Legal and Mergers & Acquisitions, has been appointed Group President, CHEP Asia-Pacific, covering Australia, New Zealand and Asia, including China.

Both Mr Shuba and Mr van der Laan will begin their new roles on 1 February 2008.

Each Group President will report to the Chief Executive Officer of Brambles, Mike Ihlein, and will have full operational responsibility for their regions, supported by Regional and Country Heads and appropriately resourced functional teams.

Mr Ihlein said these appointments had been made after exhaustive global searches, involving both internal and external candidates.

"I announced in August that we would implement a new organisation structure for Brambles, following the substantial changes to the Group's composition over the past two years," Mr Ihlein said. "This new structure will provide the organisational support to deliver our strategy of accelerating profitable growth across our business in both existing and new markets."

Mr Ihlein said the three new Group Presidents were outstanding and internationally proven executives.

"Tom Gorman has worked for Ford for more than 20 years and has been President of Ford Australia since 2004. He has worked in Europe and North America and, as President of Ford Australia, has driven operational efficiencies and implemented a strategic reorganisation of the business.

"Kevin Shuba has a deep knowledge of CHEP, having worked in the business for the past 11 years. He is currently President, CHEP USA having led the extremely successful expansion of Total Pallet Management in the USA, an initiative that has driven growth, increased productivity and improved customer satisfaction.

"Craig van der Laan joined Brambles in 2001 and has held various roles with the Group, including since early 2005 as the head of Legal and Mergers & Acquisitions. Craig played a lead role in the successful restructuring of Brambles, including our extensive asset divestment program and the complex unification of Brambles' dual-listed companies structure. In his new role, Craig will also retain global responsibility for Mergers and Acquisitions."

Mr Ihlein said the appointment of the new Group Presidents followed three other recent and important additions to the Brambles Executive Leadership Team.

"Nick Smith joined Brambles as Senior Vice President, Human Resources in November 2007," Mr Ihlein said. "Nick has a broad business and commercial background, in addition to his human resources expertise, and significant experience working for organisations with a global footprint such as Inchcape and Cable & Wireless.

"Liz Doherty joined Brambles at the beginning of December. She has an excellent background that is ideally suited to Brambles. Her experience with Tesco plc and Unilever plc, two of our most significant international customers, means she brings to Brambles both international finance expertise and a deep commercial understanding of our business and the global supply chain.

"Elton Potts was appointed President and Chief Operating Officer of Recall last year and he has moved quickly to improve the business under a new management team while implementing a more metric-driven culture."

Mr Ihlein also announced today that Jasper Judd would join the Executive Leadership Team in his new role as Senior Vice President – Strategic Development, effective 1 February 2008.

"Jasper has worked for Brambles for almost six years in the UK and Australia, most recently as Group Financial Controller, and has been extensively involved in the restructuring of Brambles over the last two years," Mr Ihlein said. "In his new role, he will be responsible for driving the process of strategic development across Brambles as we implement our plans for accelerated growth."

Mr Ihlein also announced that Robert Gerrard, currently Senior Counsel – Brambles Group, had been appointed Brambles Group Company Secretary and Sean Murphy, currently Senior Counsel – Brambles Group, had been appointed Group General Counsel for Brambles. Both Robert Gerrard and Sean Murphy will report to Liz Doherty, Brambles' Chief Financial Officer.

Dave Mezzanotte, currently Chief Operating Officer, CHEP, will progressively hand over his responsibilities to the new Group Presidents as they commence in their roles.

Mr Ihlein said that following today's announcements the members of the new Brambles Executive Leadership Team would be:

Mike Ihlein	Chief Executive Officer
Liz Doherty	Chief Financial Officer
Dave Mezzanotte	Chief Operating Officer, CHEP
Tom Gorman	Group President, CHEP EMEA
Kevin Shuba	Group President, CHEP Americas
Craig van der Laan	Group President, CHEP Asia-Pacific
Elton Potts	President and Chief Operating Officer, Recall
Nick Smith	Senior Vice President – Human Resources
Jasper Judd	Senior Vice President – Strategic Development

"Commitment to our Customers, Markets and People is the key to building on our strong foundations and delivering our strategy of accelerated, profitable growth," Mr Ihlein said.

"Today's announcement demonstrates that we have been able to promote individuals with excellent skills, talent and experience from within the business, supplemented by a number of external senior executives of the highest quality. This is a testimony to the strength of our

talent identification and development process.

"All of our people have played a role in driving our financial and operational success in recent years and our new organisation structure, led by the new Executive Leadership Team, will provide the support and resources required to achieve our goals."

For further information please contact:

Michael Sharp, Vice President Corporate Affairs +61 (0)2 9256 5255
+61 (0)439 470145 (mobile)

Brambles is globally headquartered in Australia

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
BRAMBLES LIMITED

Refer to guide for information about corporate key

ACN/ABN
89 118 896 021

Corporate key
53021322

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
5

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
[ ] Director
[x] Company secretary

Signature
R. Gerrard

Date signed
18/01/08
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
	see Annexure	
	marked A	

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

24/12/07
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure A of 1 page referred to in form 484.

Robert Gerrard
Secretary

Date: 18/01/2008

Share Class Code	Number of Shares Cancelled	Amount Paid (cash or otherwise) A$
ORD	2,599,955	30,458,992.82
ORD	2,489,209	28,883,287.71

{CW 00030747}

Australian Securities & Investments Commission

Easy Lodge Forms Manager 15 Jan 08.

Form being prepared

Date/time: 15-01-2008 14:15:46

Reference Id: 76152242 7E1437587

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
BRAMBLES LIMITED
Australian Company Number (ACN)
118 896 021

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LTD
ASIC registered agent number (if applicable)
18209

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name Robert Gerrard

Capacity Secretary

Signature R. Gerrard

Date signed 15.1.08

B1 Cease company officeholder

Officer

This section shows the cessation of a company officeholder

Officeholder cessation Details

Role(s)

Director - Cessation Date: 14-01-2008

The name of the ceased officeholder is:

Given names **JACQUES**

Family name **NASSER**

Birth Details

Date of Birth **12-12-1947**

City/town of Birth **AMYOUN**

Country of Birth **LEBANON**

Australian Securities &
Investments Commission

→ASIC 08/01/2008
SENDER TO KEEP
BN1550589

Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of corrections to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme name
BRAMBLES LIMITED

ACN/ARBN/ARSN/ABN
118 896 021

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5222

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Please provide an estimate of the time taken to complete this form.
hrs mins

1 Details of original documents

Form number
484

Form title
CHANGE TO COMPANY DETAILS

Document number (Number allocated by ASIC)
1E3918032

Date of lodgement
11/12/07
[D D] [M M] [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a **date of change**. Documentation is defined as a copy of any company record (minute, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

THE NEW DIRECTOR'S NAME SHOULD BE:
MARY ELIZABETH DOHERTY
RATHER THAN:
ELIZABETH MARY DOHERTY

Signature

This form must be signed by a current director or secretary of the company.

I certify that the information in this form is true and complete.

Name

ROBERT NIES GERRARD

Capacity

☐ Director

☑ Company secretary

Signature

R. Gerrard

Date signed

0 7 / 0 1 / 0 8
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Save time. Lodge this form online at **www.asic.gov.au/easylodge**

Form 492
Corporations Act 2001

Guide: Request for correction

This guide does not form part of the prescribed form. It is included by ASIC to assist you in completing and lodging the Form 492.

Use this form to notify ASIC of corrections to previously notified changes.

Signature

This form must be signed by a current director or secretary of the company or responsible entity.
Notes:
(i) If this form is being lodged in respect of a managed investment scheme - the form must be signed by a current director or secretary of the responsible entity.
(ii) If this form is being lodged in respect of a foreign company - the form must be signed by a current director or secretary of the company or a local agent of the company.

Lodgement fee

Nil, except in circumstances where the correction highlights a fee that would have been charged if the original document had been lodged and processed correctly.

Additional information

Prior to 1 July 2003, the **Form 902 Notification of information supplementary to a form or document previously lodged** has been used to notify **corrections** and to provide **supplementary** information. The Form 902 is now only to be lodged for the notification of supplementary information; ie in response to a requisition from ASIC relating to a document not fully processed.

The **Form 492 Notification of corrections** is to be lodged for notification of corrections; ie corrections to a previously lodged document that has been fully processed by ASIC.

Telephone corrections.
Phone ASIC on 03 5177 3988 if you have already notified changes but they are not shown correctly on your company statement.
Only typographic errors or misspelled words will be accepted over the telephone.
Corrections to **dates of change** will not be accepted over the phone as they require supporting documentation.

How to provide additional information

Annexures
If there is insufficient space in any section of the form, you may submit annexures as part of this lodgement.
To make any annexure conform to the regulations, you must
1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the scheme name and ARSN or ARBN
3. number the pages consecutively
4. print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
5. identify the annexure with a mark such as A, B, C, etc
6. endorse the annexure with the words:
This is annexure (mark) of (number) pages referred to in form (form number and title)
7. sign and date the annexure

The annexure must be signed by the same person(s) who signed the form.

Track your lodgement

After you have lodged this form, you can check to see if it has been received and processed at www.asic.gov.au/nni.

Alternatively, you can set up a **Company Alert** that notifies you by email when the form has been received by ASIC. Visit www.asic.gov.au/search for further details.

You can save time and have your changes take effect almost immediately by lodging this form online at www.asic.gov.au/easylodge.

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Ref. 7612333l

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of Address
A2 Change of name - office holders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure table
C4 Changes to register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company Details

Company Name
Brambles Limited

Refer to guide for information about corporate key

ACN/ABN
118 896 021

Corporate key
53021322

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5222

Postal address
GPO Box 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
Robert Nies Gerrard

Capacity
☐ Director
☒ Company Secretary

Signature
R. Gerrard

Date signed
0 8 / 0 1 / 0 8
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
EMail info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of Address

This section allows a new address to be applied to one or more purposes (eg registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address

A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)
4 Benham House

Street number and Street name
552 Kings Road, Chelsea

Suburb/City
London

State/Territory

Postcode
SW10 0RD

Country (if not Australia)
UNITED KINGDOM

Date of Change

For members' address changes, use the change to the members' register.

Date of change
1 4 / 1 2 / 0 7
[D D] [M M] [Y Y]

ply address to

You can apply the new address or more of the following - registered office, principal place of business, etc.

Registered office address

A change to the registered office after lodgement of the notice or a later date specificed in the notice.

☐ **Registered office address**

If registered office changed, does the company occupy the premises?

☐ Yes
☐ No

If no, name of occupier

☐ Occupier's consent (Select box to indicate the statement below is correct)

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☒ **Company officeholder's residential address**

	Family name	Given names
1	Froggatt	Anthony Grant

Date of Birth
0 9 / 0 6 / 4 8
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Bangkok	Thailand

☐ **Member's address**

If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

	Family name	Given names
1		

When a member is a company, not a person

Company name (only if a member)

2

ACN/ARBN/ABN

1E3918032

Change to company details

Form 484
Corporations Act 2001

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of Address
A2 Change of name - office holders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure table
C4 Changes to register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company Details

Company Name
Brambles Limited

Refer to guide for information about corporate key

ACN/ABN
118 896 021

Corporate key
53021322

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5222

Postal address
GPO Box 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
Robert Nies Gerrard

Capacity
☐ Director
☒ Company Secretary

Signature
R Gerrard

Date signed
10 / 12 / 07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
EMail info.enquiries@asic.gov.au
Web www.asic.gov.au

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details seperately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [X] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment

0 1 / 1 2 / 0 7
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name: Doherty

Given names: Elizabeth Mary

Date of Birth

2 4 / 1 0 / 5 7
[D D] [M M] [Y Y]

Place of birth (town/city): Belfast

(state/country): UNITED KINGDOM

'ormer Name

; ɿange by deed poll, marriage

Their previous name was (Provide full given names, not initials)

Family name:

Given names:

Residential address

The residential address of the appointed officeholder is

Street number and Street name: Wayletts Barn High Street

Suburb/City: Clavering CB11 4QW

State/Territory:

Postcode:

Country (if not Australia): UNITED KINGDOM

If an 'Alternate director', for whom

Note:
'here an Alternate director is
ɿpointed, please attach the
..rms of appointment to
this change form.
(Refer to the guide for
annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:

Given names:

Expiry date (if applicable)

[D D] / [M M] / [Y Y]

- [ ] Alternate director terms of appointment attached

Australian Securites &
Investments Comission

SENDER TO KEEP
CN1009168
Sent 27/11/07

Form 492
Corporations Act 2001

Request for correction

This form must be accompanied by a copy of resignation.

If there is insufficient space in any section of the form, you may photocopy the relevant pages(s) and submit as part of this lodgement

Company/scheme details

Company/scheme name:
Brambles Limited

ACN/ARBN/ARSN/ABN
118896021

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5222

Postal address
GPO Box 4173
SYDNEY NSW 2001

Please provide an estimate of the time taken to complete this form.

[ ] hrs [ ] mins

1 Details of original document

Form number
201

Form title
Registration as an Australian Company

Document number (Number allocated by ASIC)
1E1922053

Date of lodgement
2 1 / 0 3 / 0 6
[D D] [M M] [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a date of change. Documentation is defined as a copy of any company record (minute, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

In order to be consistent, please amend the place of birth for Craig Andrew van der Laan de Vries to be:

Caringbah, NSW

Signature

This form must be signed by a current director or secretary of the company

I certify that the information in this form is true and complete

Name

Robert Nies Gerrard

Capacity

- [ ] Company Director
- [x] Company Secretary

Signature

R. Gerrard

Date Signed

2 6 / 1 1 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investment Commision,
PO Box 4000, Gippsland Mail Centre VIC 3841

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

END